[McGuireWoods LLP letterhead]

Karen J. Adams	kadams@mcquirewoods.com
Direct: 704.373.8854	Direct Fax: 704.353.6173

August 18, 2010

VIA EDGAR

Mr. Matt McNair, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C.  20549

RE:         Tree.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

File No. 001-34063

Dear Mr. McNair:

Reference is made to the Staff of the Division of Corporation Finance’s letter to Mr. Douglas R. Lebda, Chairman and Chief Executive Officer of Tree.com, Inc. (the “Company”), dated August 4, 2010.  This note confirms our August 17 conversation in which you granted the Company an extension of time to and including September 3, 2010 to respond to the above-referenced letter.    While the Company intends to respond sooner, the Company confirms that it will respond no later than September 3, 2010.

Thank you for your cooperation.

Very truly yours,

McGuireWoods LLP

/s/ Karen J. Adams

Karen J. Adams